PRESS RELEASE

Klondex Drilling at Fire Creek Intercepts 13.5 opt (461.6 g/t) over 11.5 feet (3.5 metres); Begins Development for Long Hole Stoping on Hui Wu Vein

Highlights of Hui Wu Vein:

•	13.5 opt (461.6 g/T) AuEq over 11.5 ft (3.5 metres) – FCU-0214
•	5.1 opt (174.3 g/T) AuEq over 3.2 ft (1.0 metres) – FCU-0328
•	64.0 opt (2,194.7 g/T) AuEq over 1.1 ft (0.3 metres) – FCU-0357
•	1.5 opt (52.7 g/T) AuEq over 12.3 ft (3.7 metres) – FCU-0213
•	2.1 opt (72.0 g/T) AuEq over 4.4 ft (1.3 metres)– FCU-0360

Vancouver, BC – May 21, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") provides an update on recent drilling and development on the Hui Wu Vein at its Fire Creek project in northern Nevada.

Drill assays (SEE TABLE 1) from 19 core holes drilled in 2015 were recently received indicating significant gold intercepts in the north end of the Hui Wu Vein. These holes, targeting the Hui Wu Vein and Joyce Vein, were predominately drilled east from the north end of the Karen Vein. Based on the assay results, it was determined that the Hui Wu could be accessed and developed along the vein.

Development began in April near the north end of the Hui Wu Vein and was excavated north 139 feet (42.4 metres) along the vein (SEE FIGURES). The average fully-diluted grade mined was 1.0 AuEq opt (34.5 g/T) over an average sill width of 7 feet (2.1 metres) (SEE TABLE 2) compared to the modeled mineral resource grade of 0.47 opt AuEq (16.1 g/T) in the Hui Wu Vein (see Fire Creek Pre-feasibility Study, with an effective date of December 31, 2014). Development of a top cut for long-hole stoping of the Hui Wu Vein began in May.

Brian Morris, Klondex VP Exploration, comments: “These results continue to demonstrate the high grade nature of the Fire Creek deposit and its exploration opportunity. Assay results from development on the Hui Wu Vein compare favorably to the predicted M&I mineral resource grade of 0.47 opt AuEq. Additionally, the recent drilling was not included in the mineral reserve estimates but is expected to be included in the updated mine plans for Q3. We are continuing the exploration drift to the north, as per schedule, with drill results expected to be released in the second half of 2015.”

Drill and channel assays were performed by ALS Chemex or American Assay Laboratories (AAL) of Sparks, Nevada (both independent laboratories), using fire assay with gravimetric finish as directed under the supervision of Klondex staff.

A description of the data verification methods, quality assurance program and quality control measures applied is found in the technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", with an effective date of December 31, 2014, which is available under the Company's issuer profile on SEDAR at www.sedar.com.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013.

For More Information
Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person

Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the successful execution of the bulk sampling program at the Fire Creek Project and project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com